Exhibit 99.1

COLLPLANT BIOTECHNOLOGIES ANNOUNCES $2.6 MILLION PRIVATE PLACEMENT

REHOVOT, Israel, June 30, 2026 — CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived, rhCollagen for tissue regeneration and medical aesthetics, today announced that it has entered into a definitive agreement for the issuance and sale of an aggregate of 7,647,061 of the Company’s ordinary shares (or ordinary share equivalents in lieu thereof), unregistered series A warrants to purchase up to 7,647,061 ordinary shares and unregistered series B warrants to purchase up to 15,294,122 ordinary shares, in a private placement at a combined purchase price of $0.34 per ordinary share and accompanying warrants (or $0.3399 per ordinary share equivalent and accompanying warrants). The series A warrants will have an exercise price of $0.34 per share, will be exercisable on the date of shareholder approval (the “Shareholder Approval Date”) and will expire two years after the effective date of a registration statement registering the shares issuable upon exercise of the warrants. The series B warrants will have an exercise price of $0.34 per share, will be exercisable on the Shareholder Approval Date and will expire five years after the effective date of a registration statement registering the shares issuable upon exercise of the warrants.  The private placement is expected to close on or about July 1, 2026, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the private placement.

The gross proceeds from the private placement, before deducting the placement agent’s fees and other related expenses payable by the Company, are expected to be approximately $2.6 million. CollPlant intends to use the net proceeds for general corporate purposes including working capital and funding its research and development programs, and to continue evaluating strategic business combinations, including potential acquisitions, joint ventures, and other strategic transactions.

The offer and sale of the foregoing securities is being made in reliance on an exemption from the registration requirement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder, and applicable state securities laws, and the securities have not been and will not initially be registered under the Securities Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to the terms of the securities purchase agreement entered into with the investor, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) covering the resale of the ordinary shares and ordinary shares underlying the warrants sold in the private placement.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company ushering in a new era of medical solutions with a focus on 3D bioprinting of tissues and organs, tissue repair and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

For more information about CollPlant, visit http://www.collplant.com.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the completion of the private placement, the satisfaction of customary closing conditions related to the private placement, the intended use of proceeds from the private placement, statements relating to CollPlant’s objectives plans and strategies and cash runway, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all, including uncertainties surrounding the methods of fundraising and the Company’s preferences regarding such methods, and including its ability to conclude a non-dilutive financing transaction; uncertainties regarding the Company’s evaluation of strategic alternatives, including whether or when any acquisition, strategic transaction, business combination or other opportunity may be pursued or consummated, the terms of any such transaction, and the potential impact of any such transaction or other strategic alternative on the Company, its business, financial condition, results of operations and shareholders; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to dermal and tissue fillers, breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics; the Company’s or Company’s strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based bioink and medical aesthetics products or product candidates including, but not limited to, acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy and development plans and projects, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com